

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 29, 2006

Gary P. Stevens
Chief Financial Officer
Coolbrands International Inc.
4175 Veterans Highway
Ronkonkoma, New York 11779

> **Re:**   **Coolbrands International Inc.**
> **Form 20-F for the Fiscal Year Ended August 31, 2005**
> **Filed February 28, 2006**
> **Response Letters Dated May 12, 2006 and June 28, 2006**
> **File No. 000-27476**

Dear Mr. Stevens:

We have reviewed your Form 20-F and for the Fiscal Year Ended August 31, 2005 and response letters and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended August 31, 2005

Note 7. Intangible and other assets and Goodwill, page F-20

1.   We note your response to comment two of our letter dated June 13, 2006. We could not locate any disclosure related to the $2,767 thousands impairment of the Weight Watchers intangible assets recorded in fiscal 2004 in your consolidated financial statements. Please present the fiscal 2004 impairment on the face of your statements of operations and in the table on page F-21 consistent with your presentation of the fiscal 2005 asset impairments, and describe the fiscal 2004 impairment in your footnotes by providing the disclosures required by SFAS 144.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                        Sincerely,

                                        April Sifford
                                        Branch Chief

cc: via facsimile
        Nichole Weber
        Blank Rome LLP
        (917) 332-3821